FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   April, 2003
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Y      Form 40-F   N

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    N      No    Y
If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82





















BC FORM  51-901F

Quarterly Report

Incorporated as part of Schedule A

ISSUER DETAILS:

Name of Issuer - Rimfire Minerals Corporation
Issuer Address - 700 - 700 West Pender Street, Vancouver, BC V6C 1G8 Issuer Telephone Number - (604) 669-6660
Issuer Website - www.rimfireminerals.com
Contact Person - David Caulfield
Contact Position - President
Contact Telephone Number - (604) 669-6660
Contact Email Address - davidc@rimfire.bc.ca
For Quarter Ended - April 30, 2003
Date of Report - June 20, 2003


CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.


Name of Director  David Caulfield
Signed:     "David Caulfield"
Date Signed: June 20, 2003

Name of Director Henry Awmack
Signed:     "Henry Awmack"
Date Signed: June 20, 2003













RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements
Three months ended April 30, 2003
(unaudited - prepared by management)



RIMFIRE MINERALS CORPORATION
Consolidated Statements of Loss and Deficit
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

                                        2003               2002
Mineral Property Interests
 Revenue
    Option Proceeds              $    66,000           $  62,678

 Expenses
    Acquisition costs                 43,997              45,862
    Exploration expenditures          28,279              21,062
    Exploration tax credits              -                (1,571)
                                      72,276              65,353

Other
 Revenue
    Interest                           2,478                 189
    Project management fees            1,118                  --
    Other                               --                    --
                                       3,596                 189
 Expenses
    Accounting and legal               3,680               1,707
    Depreciation                       1,279               1,055
    Investor services and trade shows 51,147              12,725
    Management services               15,145              15,180
    Non employee option compensation     640                 --
    Office                            15,527               5,991
    Rent                               8,539               8,444
    Salaries and support services     21,321              16,186
    Telephone and fax                    669                 649
    Travel and entertainment          10,291               2,498
                                     128,238              64,435

Loss Before Write Down               130,918              66,921
Write Down of Marketable Securities   13,500                  --

Net Loss                             144,418              66,921

Deficit, Beginning of Period      $2,844,232          $2,347,169
Deficit, End of Period            $2,988,650          $2,414,090

Loss Per Share                        $0.01               $0.01












RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
April 30
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

                                                           Year End
                                           April 30         Jan. 31
                                       2003       2002         2003
ASSETS

Current
 Cash                           $ 1,296,262   $ 733,977   $ 916,042
 Marketable securities               43,400      65,000      40,900
 Accounts receivable                 45,134      32,324     121,055
 Prepaid expenses                       --         --        10,285
                                  1,384,796     831,301   1,088,282

Office and Computer Equipment,
 less accumulated depreciation of
 $ 23,249 (2002 - $17,398)           17,507      16,243      18,075
Project Deposits (Note 3)            13,100      12,400      13,100
Deferred Compensation Expense(Note 4) 9,600         --       10,240
Mineral Property Interests (Note 5)     --          --           --
                                 $1,425,003    $859,944  $1,129,697

LIABILITIES

Current
 Accounts payable and accruals     $ 25,908    $ 23,578    $ 22,604
 Payable to related party (Note 7)   22,019      19,523      24,059
                                     47,927      43,101      46,663

Deferred Compensation                 9,600         --       10,240
                                     57,527      43,101      56,903

SHAREHOLDERS' EQUITY

Share Capital (Note 6)            4,352,926   3,230,933   3,914,466
Non Employee Option
  Compensation (Note 4)              3,200          --        2,560
Deficit                          (2,988,650) (2,414,090) (2,844,232)
                                  1,367,476     816,843   1,072,794

                                 $1,425,003    $859,944  $1,129,697


APPROVED BY THE BOARD

"David A. Caulfield"
Director

"Henry J. Awmack"
Director



RIMFIRE MINERALS CORPORATION
Consolidated Statement of Cash Flows
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


                                              2003               2002
Cash Flows Used for Operating Activities
 Other
  Cash paid to suppliers   and employees $ (10,477)          $ (74,342)
  Repayment of advances from related party  (2,040)               (752)
  Revenue received                          17,263                 189

 Mineral property interest costs
  Acquisition costs                        (35,247)            (37,112)
  Exploration costs                        (28,279)            (21,062)
  Mineral property interest option proceeds 50,000              30,678

                                            (8,780)           (102,401)

Cash Flows Used for Investing Activities
 Project deposits                              --              (12,400)
 Purchase of office and computer equipment    (710)                --
                                              (710)            (12,400)

Cash Flows From Financing Activities
 Common shares issued for cash             390,000             523,050
 Share issue costs                            (290)            (48,840)
                                           389,710             474,210

Increase (Decrease) in Cash                380,220             359,409
Cash, Beginning of Period                  916,042             374,568

Cash, End of Period                     $1,296,262            $733,977

Supplemental Information on Non-Cash Transactions
Mineral property acquisition costs        $ (8,750)           $ (8,750)
Shares issued for acquisition of
 mineral property interests                  8,750               8,750
Marketable securities received             (16,000)            (32,000)
Mineral property interest option proceeds   16,000              32,000
Write down of marketable securities        (13,500)               --
Reduction in carrying value of marketable
 securities                                 13,500                --












RIMFIRE MINERALS CORPORATION
Consolidated Statement of Changes in Shareholders' Equity
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


                                              2003               2002
Common Shares (Note 6)
(net of share issue costs)

Opening balance                         $3,914,466          $2,747,973
Private placement                              --              391,523
Private placement (flow-through)               --                  --
Share-purchase warrants                    429,773              82,687
Employee stock options                         --                  --
Issued for mineral properties                8,687               8,750

Closing balance                          4,352,926           3,230,933


Retained Earnings

Opening balance                         (2,844,232)         (2,347,169)
Current                                   (144,418)            (66,921)

Closing balance                         (2,988,650)         (2,414,090)


Non-Employee Option Compensation

Opening balance                              2,560                  --
Current                                        640                  --

Closing balance                              3,200                  --


Shareholders' Equity                    $1,367,476            $816,843



















RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)


                 Option         Acquisition        Exploration    Tax Credits
                Proceeds           Costs               Costs

Adam           $     --           $   --             $  7,529           $  --
Alaska               --               --                  --               --
Fer                  --               --                  --               --
RDN                  --               --                1,179              --
Simpson              --               540               2,519              --
Thorn            (41,000)          30,957               1,178              --
Tide                 --               --                   21              --
William's Gold   (25,000)          12,500                 172              --
Other                --               --               15,681              --

Total           $(66,000)         $43,997             $28,279           $  --


Cumulative Net Mineral Property Costs since Inception

                       Balance                 Current               Balance
                 January 31, 2003           Expenditures         April 30, 2003

Adam              $   52,493                  $  7,529              $  60,022
Alaska                12,216                       --                  12,216
Fer                   92,218                       --                  92,218
RDN                  798,180                     1,179                799,359
Simpson               27,911                     3,059                 30,970
Thorn                321,741                    (8,865)               312,876
Tide                  35,831                        21                 35,852
William's Gold       177,406                   (12,328)               165,078
Other                    --                     15,681                 15,681

Total             $1,517,996                   $ 6,276              $1,524,272


















RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

1.  SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated interim financial statements and which include the following significant policies:

  Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company's wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

  Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

  Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

      Computer software              100%
      Computer equipment              30%
      Office equipment and furniture  20%

  Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company's property ownership and rights to property ownership are described in Note 5.

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

1.  SIGNIFICANT ACCOUNTING POLICIES (continued)

  Mineral Property Interests (continued)

and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

  Share-Based Compensation

No compensation expense is recognized when shares or options to purchase shares are issued to employees or directors. Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received. The consideration received on the exercise of share options is credited to share capital.

  Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

  Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

  Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to calculate exploration tax credits.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

1.  SIGNIFICANT ACCOUNTING POLICIES (continued)

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.  MARKETABLE SECURITIES

                                               2003               2002
Blackstone Ventures Inc. - 20,000 shares  $   6,000         $    6,000
Cangold Limited - 150,000 shares
(100,000 - 2002)                             48,000             32,000
Hyder Gold Inc. - 150,000 shares             18,000             18,000
Western Keltic Mines Inc. - 200,000 shares   52,000             52,000
                                            124,000            108,000
Less write-down to estimated market value   (80,600)           (43,000)
                                         $   43,400         $   65,000

3.  PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. During 2002 a reclamation bond in the amount of $3,500 was deposited for the Tide property for a planned exploration program and a reclamation bond in the amount of $9,600 was deposited for the Thorn property for the drilling program. The Tide program was postponed and this bond will be transferred to the operator when the program commences this year. The Thorn bond remains in place for the planned program this summer.

4.  DEFERRED COMPENSATION EXPENSE

The Company granted an officer who is not an employee an option, expiring on February 22, 2007, to purchase 20,000 shares at $0.35 per share. The fair value of this option was calculated using the Black-Scholes option pricing model, with the following assumptions, for the purpose of determining the compensation expense which will be recognized on a straight line basis over the term of the option:
           Volatility                 213 %
           Risk-free interest rate   3.38 %
           Expected life               5 years






RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

5.  MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the three months ended April 30 were:

                                          2003            2002

Acquisition Costs                   $   43,997  $       45,862

Exploration Costs
  Aircraft and helicopter                1,799             --
  Drafting                               1,873             576
  Materials and supplies                   168             --
  Maps and reproduction                    663           1,630
  Professional fees                     19,432          16,169
  Project management                       396           2,205
  Recording and filing fees              2,570             --
  Support costs                            820             482
  Travel                                   558             --
                                        28,279          21,062

Exploration tax credits/grants             --           (1,571)

                                        28,279          19,491

Option Proceeds                        (66,000)        (62,678)

Cumulative Net Expenditures,
Beginning of Period                  1,670,025       1,493,984

Cumulative Net Expenditures,
End of Period                      $ 1,676,301     $ 1,496,659

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The company's mineral property interest commitments are:

  RDN Claims, British Columbia

On July 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

5.  MINERAL PROPERTY INTERESTS (continued)

  RDN Claims, British Columbia (continued)

On April 23, 2002, the company signed a Mining Joint Venture Agreement with Homestake Canada Inc. ("Homestake"), which provided that Homestake can earn a 75% interest in the property on completion of the following:

  Incur exploration expenditures of
   . not less than $300,000 during 2002 (completed)
   . not less than an aggregate of $1,500,000 on or before December 31, 2005

  Cash payments of:
  . $25,000 upon execution of the agreement (received)
  . $25,000 on or before December 31, 2002 (received)
  . $25,000 on or before December 31, 2003 and of each year thereafter until Homestake has earned the 75% interest

After Homestake has earned the 75% interest, but prior to a positive decision to mine, it will continue to incur exploration expenditures of at least $500,000 per year or make payments to the Company of $50,000 per year. The Company will not be obligated to contribute to exploration expenditures prior to a positive decision to mine.

    Thorn Property, British Columbia

On March 1, 2000 the company entered into an agreement with Kohima Pacific Gold Corp. ("Kohima") to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:

  Cash payments of:
  . $15,000 upon signing (paid)
  . $15,000 on December 1, 2000 (paid)
  . $10,000 on March 1, 2001 (paid)
  . $15,000 on March 1, 2002 (paid)
  . $25,000 on March 1, 2003(paid)
  . $50,000 on March 1, 2004
  . $100,000 on March 1, 2005

  Exploration expenditures of $50,000 by March 1, 2001 (completed)

Share issues of:
  . 50,000 common shares upon signing (issued)
  . 50,000 common shares on March 1, 2001 (issued)
  . 25,000 common shares on September 1, 2001 (issued)
  . 25,000 common shares on March 1, 2002 (issued)
  . 25,000 common shares on September 1, 2002 (issued)
  . 25,000 common shares on March 1, 2003(issued)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

5.  MINERAL PROPERTY INTERESTS (continued)

  Thorn Property, British Columbia (continued)

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of Kohima's underlying net smelter return for $3,000,000.

On March 1, 2002, the company granted Cangold Limited ("Cangold"), formerly called First Au Strategies, an option to earn a 51% interest in the Thorn property on completion of the following:

  Exploration expenditures of at least
  . $300,000 on or before March 1, 2003 (completed)
  . an aggregate of $700,000 on or before March 1, 2004
  . an additional $500,000 on or before March 1, 2005

  Cash payments of:
  . $15,000 on regulatory approval of the agreement (received)
  . $25,000 on or before March 1, 2003 (received)
  . $50,000 on or before March 1, 2004
  . $100,000 on or before March 1, 2005

  Issuing to the Company
  . 100,000 common shares on regulatory approval (received)
  . 50,000 common shares on or before March 1, 2003 (received) . 50,000 common shares of Cangold on or before March 1, 2004 . 50,000 common shares of Cangold on or before March 1, 2005

The Company and Cangold will enter into a formal joint venture agreement for further development of the property after Cangold has earned the 51% interest.


  William's Gold Property, British Columbia

This property was formerly known as the "Bill Property". On May 17, 2001 the company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and half of the net smelter return in the William's Gold Property pursuant to another agreement by issuing 75,000 common shares.








RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

5.  MINERAL PROPERTY INTERESTS (continued)

  William's Gold Property, British Columbia(continued)

The Company will earn the remaining 50% interest on completion of the following:

  Cash payments of:
  . $10,000 upon signing (paid)
  . $15,000 on May 1, 2002 (paid)
  . $12,500 on May 1, 2003 (paid)
  . $20,000 on May 1, 2004

  Share issues of:
  . 25,000 common shares upon signing (issued)
  . 25,000 common shares on December 31, 2001 (issued)
  . 25,000 common shares on December 31, 2002 (issued)
  . 25,000 common shares on December 31, 2003
  . 25,000 common shares on December 31, 2004

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The company can purchase 1.5% of the net smelter return for $2,000,000.

On December 18, 2002, the company granted Stikine Gold Corporation ("Stikine") an option to earn a 70% interest in the property on completion of the following:

  Incur expenditures of at least:
  . $125,000 on or before December 31, 2002 (completed)
  . an additional $300,000 on or before December 31, 2003
  . an additional $350,000 on or before December 31, 2004
  . an additional $725,000 on or before December 31, 2005

  Issue to the company:
  . 100,000 common shares on or before August 31, 2003 (as amended March 26,
       2003)
  . 50,000 common shares on or before June 15, 2004
  . $50,000 or the equivalent in common shares on or before June 15, 2005
  . $50,000 or the equivalent in common shares on or before June 15, 2006

  Cash payments of:
  . $10,000 upon signing of the agreement (received)
  . $25,000 on or before May 1, 2003 (received)
  . $40,000 on or before May 1, 2004

Once Stikine earns a 70% interest in the property, it will spend $500,000 annually on exploration or engineering expenditures on the property or make a cash payment of $50,000 (or issue an equivalent number of shares) to the Company.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

5.  MINERAL PROPERTY INTERESTS (continued)

Tide Property, British Columbia

On July 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, the company granted Plutonic Capital Corp. ("Plutonic") an option to earn a 51% interest in the property on completion of the following:

  Cash payments of:
  . $2,000 upon signing of the agreement (received)
  . $13,000 upon regulatory approval
  . $15,000 on or before July 24, 2003
  . $25,000 on or before July 24, 2004
  . $35,000 on or before July 24, 2005
  . $40,000 on or before July 24, 2006

  Issue to the company or pay, at the election of Plutonic:
  . 50,000 common shares or $20,000 on or before July 24, 2003 . 50,000 common shares or $35,000 on or before July 24, 2004 . 50,000 common shares or $60,000 on or before July 24, 2005 . 50,000 common shares or $85,000 on or before July 24, 2006

  Incur expenditures of at least:
  . $185,000 on or before July 24, 2003
  . an additional $250,000 on or before July 24, 2004
  . an additional $400,000 on or before July 24, 2005
  . an additional $600,000 on or before July 24, 2006

Newmont has waived their right of first refusal on this transaction.

  Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. The company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing after April 2003.







RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

5.  MINERAL PROPERTY INTERESTS (continued)

  FER Claims, Yukon

Under an agreement with Boliden Limited ("Boliden") dated July 1, 1998, as amended October 28, 1999 and October 11, 2000, the company can earn up to an 85% interest in the FER claims. The company has earned a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:

  . Incurring cumulative exploration expenditures of $200,000 by December 31,
    2003 to earn a 60% interest
  . Incurring cumulative exploration expenditures of $1,000,000 by December
    31, 2005 to earn an 80% interest
  . Incurring cumulative exploration expenditures of $1,500,000 by December
    31, 2006 to earn an 85% interest
  . Paying Boliden $50,000 in cash or the equivalent value in common shares of the company on earning the 85% interest

After the company earns the 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party's interest subsequently decreases to below 7.5%, that party's interest will be automatically converted to a net smelter royalty return interest of 2%.

  Simpson Claims, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until January 2004.

  ER-Ogo-Fire claims, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property.

On January 30, 2002 the company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with Anglogold (U.S.A) Exploration Inc. ("Anglogold") whereby Anglogold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

  Exploration expenditures of :
  . no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)
  . an additional $50,000 USD by January 30, 2004
  . an additional $75,000 USD by January 30, 2005, and
  . the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

5.  MINERAL PROPERTY INTERESTS (continued)

  ER-Ogo-Fire claims, Alaska (continued)

  Cash payments of:
  . $5,000 USD upon signing (received)
  . $5,000 USD on January 30, 2003 (received)
  . $15,000 USD on January 30, 2004
  . $25,000 USD on January 30, 2005
  . $50,000 USD on January 30, 2006

Anglogold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Eagle Claims, Alaska

On January 30, 2002 the company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with Anglogold (U.S.A) Exploration Inc. ("Anglogold") whereby Anglogold can earn a 50% interest in the Eagle property on completion of the following:

  Exploration expenditures of:
  . no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)
  . an additional $50,000 USD by January 30, 2004
  . an additional $75,000 USD by January 30, 2005, and
  . the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006

  Cash payments of:
  . $5,000 USD upon signing (received)
  . $5,000 USD on January 30, 2003 (received)
  . $15,000 USD on January 30, 2004
  . $25,000 USD on January 30, 2005
  . $50,000 USD on January 30, 2006

Anglogold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

    California and Surf claims, Alaska

The company, through Rimfire Alaska Inc., holds a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Inc., exercised an option to increase its interest from 50% to 70% by issuing 100,000 shares to the company and incurring exploration expenditures of $500,000 on or before December 31, 1999 and a further $500,000 on or before December 31, 2000. The company also granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80% which it has now relinquished.


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

6.  SHARE CAPITAL

  Authorized
    100,000,000 common shares without par value

Issued and fully paid                  2003                       2002
                               Number of                  Number of
                                Shares        Amount       Shares       Amount
January 31                    12,334,621   $3,914,466     9,453,288  $2,747,973
Issued for cash
  Common shares, net of
  share issue costs of
  $290 ("03), 48,840 ('02)     1,075,000      429,710     1,292,000     474,210
Issued for mineral properties     25,000        8,750        25,000       8,750

April 30                      13,434,621   $4,352,926    10,770,288  $ 3,230,933

The following options and warrants to purchase shares were outstanding as at April 30, 2003:

                      Number of         Issue Price
Description            Shares             Per Share         Expiry Dates
Directors' options      600,000           $0.25            March 2, 2006
                         75,000           $0.60            January 15, 2008
Employee's options      100,000           $0.25            March 2, 2006
                         50,000           $0.60            January 9, 2005
Officer's options        20,000           $0.35            February 22, 2007
Share purchase warrants 170,000           $0.75            July 3, 2003
                         75,000           $0.45            July 17, 2003
                      1,100,000           $0.45            April 15, 2004

The following outlines the impact if compensation costs, related to the granting of stock options to employees, was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

                        3 months ended
                        April 30, 2003
  Net Loss
    as reported               144,418
    Pro forma                 150,379

  Net Loss per share (unchanged) 0.01








RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

6.  SHARE CAPITAL (continued)

The fair value of these options was calculated using the Black-Scholes option pricing model, with the following assumptions, for the purpose of determining the pro forma compensation expense:

  Expiry Date             Jan. 9, 2005         Jan. 15, 2008
  Volatility                  363 %                 291%
  Risk-free interest rate    2.82 %                2.82 %
  Expected life             2 years              5 years

7.  RELATED PARTY

The company's mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as "Payable to Related Party". Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties.

During the quarter ending April 30, 2003, the company paid Equity $12,160 for geological consulting services and $32,464 for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $900 - investor services; $15,107 - management services; $1,740 - office; $8,539 - rent; and $6,178- support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.  FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9.  DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") are:







RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

9.  DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    IN CANADA AND THE UNITED STATES (continued)

(a)  Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". As permitted by the statement, the company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(b)  Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

(c)  Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(d) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

                                    April 30       April 30           Jan. 31
                                     2003            2002              2003
  (i)  Shareholders' Equity
        Shareholders' equity
          under Canadian GAAP     $ 1,367,476      $ 816,843       $ 1,072,794
        Deduct deferred income
          tax liability               (80,125)       (62,425)          (80,125)
        Shareholders' equity
          under U.S. GAAP      $    1,287,351   $    754,418         $ 992,669

  RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2003
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

9.  DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    IN CANADA AND THE UNITED STATES (continued)
(d) Reconciliation

  (ii)  Loss Per Share                             2003              2002

         Weighted average number of shares
           Under Canadian GAAP                12,555,688          9,667,805
           Escrow shares                         209,865            397,365

           Under U.S. GAAP                    12,345,823          9,270,440

         Loss Per Share under U.S. GAAP             $0.01             $0.01

  10.  ENVIRONMENTAL

The company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.































BC FORM 51-901F

Quarterly Report

Incorporated as part of Schedules B & C

ISSUER DETAILS:

Name of Issuer - Rimfire Minerals Corporation
Issuer Address - 700 - 700 West Pender Street, Vancouver, BC V6C 1G8 Issuer Telephone Number - (604) 669-6660
Issuer Website - www.rimfireminerals.com
Contact Person - David Caulfield
Contact Position - President
Contact Telephone Number - (604) 669-6660
Contact Email Address - davidc@rimfire.bc.ca
For Quarter Ended - April 30, 2003
Date of Report - June 20, 2003


CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedules A and Schedules B & C.


Name of Director David Caulfield

"David Caulfield"
Date Signed   June 20, 2003

Name of Director Henry Awmack

"Henry Awmack"
Date Signed  June 20, 2003













RIMFIRE MINERALS CORPORATION
Schedule B
Report to Shareholders
April 30, 2003
(Unaudited - prepared by management)


1.  EXPLORATION EXPENSES
Exploration expenditures during the three months ended April 30, 2003:
(year to date figures also in Note 5 to Schedule A)
                                                   2003
Acquisition costs                               $ 43,997

Aircraft and helicopter                            1,799
Drafting                                           1,873
Materials and supplies                               168
Maps and reproduction                                663
Professional fees                                 19,432
Project management                                   396
Recording and filing fees                          2,570
Support costs                                        820
Travel                                               558
                                                  28,279
Exploration tax credits                          (   -- )
                                                  28,279

Option Proceeds                                  (66,000)

GENERAL AND ADMINISTRATIVE EXPENSES
     during the three months ended April 30, 2003:

Accounting and legal                               3,680
Depreciation                                       1,279
Investor services and trade shows                 51,147
Management services                               15,145
Non employee option compensation                     640
Office                                            15,527
Rent                                               8,539
Salaries and support services                     21,321
Telephone and fax                                    669
Travel and entertainment                          10,291
                                                 128,238


3(a)
Securities Issued During Three Months Ended April 30, 2003

Date            Type       Number      Price     Proceeds     Consideration
Feb. 17, 2003  Common     100,000      $0.40       $ 40,000   Cash
Feb. 26, 2003  Common      25,000       0.35          8,750   Mineral Property
March 3, 2003  Common     100,000       0.40         40,000   Cash
April 2, 2003  Common     175,000       0.40         70,000   Cash
April 28, 2003 Common     100,000       0.40         40,000   Cash
April 30, 2003 Common     600,000       0.40        240,000   Cash

Total                   1,100,000                  $438,750

RIMFIRE MINERALS CORPORATION
Schedule B
Report to Shareholders
April 30, 2003
(Unaudited - prepared by management)

3(b)
Options granted during three months ended April 30, 2003

Date           Optionee             Number        Price        Expiry Date
Nil

5   Directors

David Caulfield
Henry Awmack
Bipin Ghelani
Jack Miller
Gary Paulson


    Officers

David Caulfield, President
Mark Baknes, Vice President, Exploration
Dorothy Miller, Chief Financial Officer
Ian Talbot, Corporate Secretary






























RIMFIRE MINERALS CORPORATION
Schedule C
Report to Shareholders
April 30, 2003
(Unaudited - prepared by management)


Since January 31, the Company has been engaged in laying the groundwork in preparation for the upcoming field season. This year is shaping up to be the busiest in terms of dollars spent, the largest amount of active projects and most importantly, the greatest number of projects in which drilling is anticipated. The ER, Thorn, RDN, William's Gold and Tide projects are all slated for drilling. On the financing side, a total of 1,075,000 share purchase warrants were exercised at $0.40, netting the Company $429,773. Management wishes to thank those shareholders who exercised options in support of the Company.

2003 Exploration Overview

Commencing in early June, AngloGold (U.S.A.) Exploration will be conducting exploration on two properties, the ER-Ogo-Fire and Eagle, optioned from Rimfire in the Goodpaster District of Alaska, in the vicinity of Teck Cominco/ Sumitomo's Pogo Gold Deposit (5.5 million oz gold). Drilling will be undertaken on the ER claims whereas further soil auger sampling will conducted on the Eagle claims to follow up the positive results in 2002.

Also starting in June, Barrick Gold Corporation will be continuing exploration at the RDN property, 40 km northwest of Barrick's prolific Eskay Creek Mine. Exploration at the RDN is targeting an Eskay-type precious metal-rich massive sulphide deposit. An initial program of mapping, prospecting and geochemical sampling will be undertaken in June to follow up on some of the new targets found by Barrick's crews this past year. All targets, including those defined by previous work campaigns, will be assessed later in the summer for drilling.

Cangold Limited will carry out a two phase program of trenching and drilling at the Thorn Project, in northwest British Columbia. Exploration is targeting a silver and gold-bearing high sulphidation epithermal system on the property. The trenching will focus on the Oban Breccia Zone, a new zone discovered in 2002 while prospecting within a large, multi-element soil geochemical anomaly. Drilling in the second phase will target the Oban Breccia and other vein structures, including those drilled the previous year.

Stikine Gold Corporation will be conducting an aggressive diamond drilling program at the William's Gold Project in north-central British Columbia. Exploration will focus on the T-Bill prospect where, in 2002, Rimfire and Stikine identified large coincident high resistivity and chargeability anomalies, interpreted to represent increased silicification and sulphide content. Drilling is planned to be conducted in two phases, an initial 1300 metres followed by an additional 2000 metres later in the summer. Drilling will test targets generated from the 2002 geophysical program as well as following up the impressive drill results (including 2.0 metres of 35.0 g/t gold) obtained by previous exploration. Surface work will be completed in conjunction with the drilling.



RIMFIRE MINERALS CORPORATION
Schedule C
Report to Shareholders
April 30, 2003
(Unaudited - prepared by management)

In September of 2002, the Company optioned the Tide property to Plutonic Capital Corp. The Tide is road-accessible via the Granduc Mine road, 40 km north of the deep-water port of Stewart, BC. Exploration in 2003 will consist of groundwork and drilling to investigate a number of areas where prior exploration has identified high grade gold and silver mineralization. One such area is the Arrow Zone, where a grab sample assayed 99.0 g/t (2.9 oz/ton) gold and 152 g/t(4.4 oz/ton) silver.

In addition, Rimfire will be initiating several programs to generate new projects for the Company. Four exploration programs will be carried out in the Yukon, where up to 75% of the costs will be funded by grants issued to Rimfire through the Yukon Mining Incentives Program. The Company will also be evaluating a number of reconnaissance-scale projects in BC through innovative partnerships with independent geologists and prospectors.

For more detail on Rimfire's activities, please check out our website at www.rimfireminerals.com or call Jason Weber, Manager of Corporate
Communications, or myself at 604-669-6660.

On behalf of the Board of Directors:


"David A. Caulfield"
David A. Caulfield
President and CEO

June 20, 2003
Vancouver, B.C.
























RIMFIRE MINERALS CORPORATION
Schedule C
Report to Shareholders
April 30, 2003
(Unaudited - prepared by management)

RIMFIRE MINERALS CORPORATION
Management Discussion and Analysis
Overview

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. The Company also has a current 20F registration with the United States Securities and Exchange Commission (SEC file #0-31100) and is listed in the Standard and Poor's Corporation Records.

Rimfire explores for precious and base metals in British Columbia, Yukon Territory and Alaska. The Company acquires early-stage exploration projects, and leverages exploration at later stages by bringing in joint venture partners to provide funding.

Mineral Property Interests

Summaries of these mineral properties are set out below. Additional details of acquisition and joint venture agreements are included in Note 5 of the Interim Financial Statements.

RDN Property, British Columbia

The RDN Property is located in the Liard Mining Division of British Columbia approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine. The RDN property contains geological characteristics and mineral showings suggesting good potential for hosting precious metal enriched volcanogenic massive sulphide deposits analogous to the Eskay Creek Mine. The property is comprised of a total of 285 claim units and covers approximately 6,800 hectares. By agreement dated April 23, 2002 with Barrick Gold Company subsidiary, Homestake Canada Inc. ("Homestake"), Homestake was granted an option to acquire a 75% interest in the RDN Property. To date the Company has net mineral property costs of $799,359.

Thorn Property, British Columbia

The Thorn property consists of 394 mineral claim units, totaling 9,850 hectares in two neighboring properties, located in the Atlin Mining Division, approximately 120 kilometres northwest of Telegraph Creek. The Thorn property hosts silver, gold, and copper mineralization in veins and breccias representative of a high sulphidation epithermal environment. The Company signed an option agreement dated March 1, 2002 with Cangold Limited ("Cangold") formerly called First Au Strategies Corp., under which Cangold can earn a 51% interest in the property. To date the Company has spent approximately $312,876 on the Thorn property.






RIMFIRE MINERALS CORPORATION
Schedule C
Management Discussion and Analysis
April 30, 2003
(Unaudited - prepared by management)


William's Gold Property, British Columbia

The William's Gold property consists of 178 claim units covering approximately 4,450 hectares in Liard Mining Division, 330 kilometres north of Smithers. Mineralization at the property is diverse, however, the primary target area contains both high grade gold-bearing quartz veins as well as broad low grade gold mineralization with bulk mineable potential. The Company signed an option agreement dated December 18, 2002 with Stikine Gold Corporation ("Stikine") under which Stikine can earn a 70% interest in the property in the property. The Company's expenditures to date on the William's Gold property are approximately $165,078.

Tide Property, British Columbia

The Tide property, located in the Skeena Mining Division, approximately 36 kilometres north of Stewart, consists of 86 claim units covering a group of precious metal-bearing polymetallic mineral occurrences. The Company signed an option agreement dated October 28, 2002 with Plutonic Capital Corp. ("Plutonic") under which Plutonic can earn a 51% interest in the property. To date the Company has net mineral property costs of approximately $35,852 on the Tide property.

Goodpaster Projects, Alaska

The Company holds an interest in four mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The targets being pursued on the Alaska properties are both low grade stockwork style gold mineralization as well as narrow high grade vein situations such as those defined at the nearby Pogo deposit of Teck-Cominco and Sumitomo. The Company currently owns 100% of the Bou property. The California-Surf property is covered under a joint venture/option agreement with Western Keltic Mines Alaska. The ER-Ogo-Fire, and Eagle properties are covered by joint venture agreements with Anglogold (U.S.A.) Exploration Inc. The Alaska properties lie within east-central Alaska 65 kilometres northeast of Delta Junction. To date the Company has spent approximately $12,216 on the Alaska properties.

Additional Properties

The Adam property consists of 60 claim units in the Skeena Mining Division of northwest British Columbia, approximately 70 kilometres northwest of Stewart. To date the Company has net mineral property costs of $ 60,022 on the Adam property. Copper-gold mineralization investigated to date is thought to represent copper-gold porphyry style mineralization.






RIMFIRE MINERALS CORPORATION
Schedule C
Management Discussion and Analysis
April 30, 2003
(Unaudited - prepared by management)

The Fer property is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of the town of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. Mineralization and the geochemical characteristics of the Fer property indicate plutonic-related stockwork gold mineralization. The Fer Property is comprised of a total of 118 mining claims covering approximately 2,450 hectares. To date the Company has spent approximately $ 92,218 on the Fer property.

The Simpson property consists of 38 mining claims located in the Watson Lake Mining District of Yukon Territory, 105 km northwest of Watson Lake, Yukon Territory. Company expenditures to date on the Simpson property are approximately $30,967. The geological setting and geochemical features of the Simpson property indicate potential for volcanogenic massive sulphide mineralization.

Results of Operations

For the first quarter of fiscal year 2003, Rimfire incurred a net loss of $144,418 compared to a loss of only $66,921 in the comparable period in 2002. Part of this increased loss is attributable to the write-down of marketable securities received as an option payment ($13,500) while another portion reflects the foreign exchange loss for bank accounts denominated in US dollars ($9,750). The major difference, however, is the increased expenditure on investor services ($51,147 compared to $12,725.) The company has a strong presence in certain sectors of the US markets. Maintaining this presence requires the company to attend major trade shows in New Orleans, San Francisco, New York and Las Vegas. The costs associated with these trade shows and the Toronto PDAC include additional travel costs ($10,291 compared to $2,498) and support services ($21,321 compared to $16,186.)

Interest revenue for the current period ($2,478) includes interest on receivables from expenditures paid as operator ($1,955) as well as bank interest of $523 compared to bank interest of $189 in 2002. Partly the increase is due to interest rate changes, but primarily it reflects the increase in the company's treasury (2003 - $1,296,262, 2002 - $733,977.) Project management fee revenue is generated by the joint venture with Cangold Limited for the Thorn project.

Mineral property expenditures and option proceeds are very similar to those of the previous year. No deduction has been taken for BC Mineral Exploration Tax Credit (METC) as expenditures are being applied to previous flow-through renunciations. Flow-through shares receive a similar tax credit such that any expenditure renounced to the individual is not eligible for METC.

As of April 30, 2003 Rimfire has working capital of $1,336,869 compared to $784,638 in 2002. The Company expects that current working capital will be sufficient for the 2003 and 2004 fiscal years at the budgeted levels of expenditure. In the event that additional funds are required, the Company will finance through the issuance of additional Common Shares from treasury. RIMFIRE MINERALS CORPORATION
Schedule C
Management Discussion and Analysis
April 30, 2003
(Unaudited - prepared by management)

Risk and Uncertainty

The business of mineral exploration is subject to a number of risks that are inherent to the search for economic metal deposits, including the cyclical nature of the mining industry itself. None of the Company's properties are proven to host an economic orebody at this time. The search for deposits is very capital intensive, and the ability of the Company to raise capital may be influenced by factors outside of its control. Management personnel are the main assets of the company, as their expertise in this industry, ability to raise capital, and commitment to the company's success are the major risk mitigating factors.

Management Changes

Rimfire's greatest asset is its people. The management team and board of directors is a respected group, recognized as a talented technical team with a focussed, disciplined business plan. Significant changes were made in January 2003 with the addition of Bipin Ghelani, C.A. to the Board of Directors. With 30 years experience in accounting and finance, Mr. Ghelani strengthens the company's audit committee as well as increasing the independence of the board of directors.

At the same time, Mark Baknes, P.Geo joined Rimfire as a full-time Vice President, Exploration. Mark, who until recently had been retained as a consultant, is now providing the company with ongoing technical assistance and supervision of existing projects. Part of his contribution has been the generation of early stage targets, which will be pursued in partnership with independent geologists and prospectors.

In recognition of her knowledge of the company's financial situation, Dorothy Miller has been named as Chief Financial Officer. She will continue to provide day-to-day financial controls and regulatory compliance as well as preparing periodic financial reports.

Outlook

In the upcoming field season, partners will fund exploration on six of our properties. This continues our strategic plan to maximise shareholder value through leveraged exploration. More importantly, five of these properties are drill-ready. We expect that exploration spending on our properties will increase in the upcoming year after remaining steady last year. We will continue to look for joint venture partners for the Fer property in southeast Yukon, Adam property in northern BC, and our wholly owned Bou claims in the Pogo area of Alaska. Management will be evaluating three areas of the Yukon with reconnaissance programs and one program targeting the Simpson property with the assistance of grants from the Yukon Mining Incentives Program (YMIP). Management continues in discussions with selected mining companies with the view to forming a corporate exploration alliance. In our vision, this alliance would combine their financial and technical capabilities with Rimfire's exploration expertise to increase Rimfire's exploration exposure and minimize dilution to our shareholders.











Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT





Date   June 20, 2003